Exhibit 99.57

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada except Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This preliminary short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This preliminary short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this preliminary short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Legal and Administrative Officer of Mogo Finance Technology Inc. at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1, telephone: (604) 659-4380, and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

New Issue	December 13, 2017

MOGO FINANCE TECHNOLOGY INC.

$26,250,000

3,750,000 Common Shares

This short form prospectus qualifies the distribution (the “Offering”) of 3,750,000 common shares (the “Offered Shares”) of Mogo Finance Technology Inc. (“Mogo”, the “Company”, “us” or “we”) at a price of $7.00 per Offered Share (the “Offering Price”). The Offering is being made pursuant to an underwriting agreement dated December 13, 2017 (the “Underwriting Agreement”) among the Company and a syndicate of underwriters co-led by Cormark Securities Inc. and Canaccord Genuity Corp. (the “Co-Lead Underwriters”), and including BMO Nesbitt Burns Inc., Eight Capital and Mackie Research Capital Corporation (collectively with the Co-Lead Underwriters, the “Underwriters”). See “Plan of Distribution”.

The outstanding common shares of the Company (the “Common Shares”) are listed and posted for trading on the TSX under the trading symbol “MOGO”. On December 6, 2017, the last trading day before the announcement of the Offering, the closing price of the Common Shares on the TSX was $8.00 per Common Share.

The terms of the Offering were determined by negotiation among the Company and the Co-Lead Underwriters on their own behalf and on behalf of the other Underwriters. See “Plan of Distribution”.

Price: $7.00 per Offered Share

	Price to	Underwriters’	Net Proceeds
	the Public	Commission(1)	to the Company(2)
Per Offered Share	$7.00	$0.42	$6.58
Total Offering(3)	$26,250,000	$1,575,000	$24,675,000

(1)	In consideration of the services rendered by the Underwriters in connection with the Offering, the Company has agreed to pay the Underwriters a fee equal to 6% of the gross proceeds of the Offering (including in respect of any exercise of the Over-Allotment Option (as defined herein)) (the “Underwriters’ Fee”). See “Plan of Distribution”.

(2)	After deducting the aggregate Underwriters’ Commission but before deducting the expenses of the Offering, estimated at $500,000. See “Use of Proceeds”.

(3)	The Company has granted the Underwriters an over-allotment option, exercisable, in whole or in part, at the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering (the “Closing”), to purchase from the Company up to an aggregate of 562,500 additional Common Shares (the “Additional Offered Shares”), representing 15% of the Offered Shares, on the same terms as set out above, solely to cover over-allotments, if any, and for market stabilization purposes (the “Over-Allotment Option”). The amounts included in the table assume no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Commission” and “Net Proceeds to the Company” will be $30,187,500, $1,811,250 and $28,376,250, respectively. This short form prospectus qualifies both the grant of the Over-Allotment Option and the distribution of the Additional Offered Shares. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those shares under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets out the number of Offered Shares that may be sold by the Company to the Underwriters pursuant to the Over-Allotment Option:

Maximum Size or
Number of Securities
Underwriters’ Position	Available	Exercise Period	Exercise Price
Over-Allotment Option	562,500 Additional Offered Shares	For a period of 30 days after the Closing Date	$7.00 per Additional Offered Share

An investment in the Offered Shares is subject to a number of risks that should be considered by a prospective purchaser. Prospective investors should carefully consider the risk factors described under “Risk Factors” before purchasing the Offered Shares.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail on the open market. See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and delivered to and accepted by the Underwriters in accordance with the terms conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on our behalf by Stikeman Elliott LLP and on behalf of the Underwriters by Goodmans LLP. The Underwriters may offer the Offered Shares at a lower price than stated above. See “Plan of Distribution”.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that the Closing will occur no later than December 28, 2017, or such later date as we and the Underwriters may agree (the “Closing Date”). The Offered Shares will be issued as non-certificated book-entry securities registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and no certificates representing Offered Shares will be issued to purchasers of Offered Shares, and registration of such Offered Shares will be made through the depository services of CDS. Upon a purchase of any Offered Share, the owner of such share will receive only the customer confirmation from the Underwriter or the registered dealer from or through whom a beneficial interest in the Offered Shares is purchased and who is a participant in the depository services of CDS (a “CDS Participant”). CDS Offered Shares must be purchased or transferred through a CDS Participant and all rights of holders of Offered Shares must be exercised through, and all payments or other property to which such holder is entitled will be made or delivered by, CDS or the CDS Participant through which the holder of Offered Shares holds such Offered Shares. See “Plan of Distribution”.

Gregory Feller, a director of the Company and the Company’s President and Chief Financial Officer, resides outside of Canada. Mr. Feller has appointed 152928 Canada Inc., Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the person or company has appointed an agent for service of process.

Our head office is located at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1. Our registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

TABLE OF CONTENTS

About this Prospectus	1
Documents Incorporated by Reference	2
Marketing Materials	3
Forward-Looking Information	3
Our Company	7
Description of Share Capital	8
Prior Sales	9
Trading Price and Volume	9
Use of Proceeds	10
Plan of Distribution	10
Consolidated Capitalization	14
Risk Factors	14
Certain Canadian Federal Income Tax Considerations	20
Eligibility for Investment	20
Legal Matters	21
Legal Proceedings	21
Auditor, Transfer Agent and Registrar	21
Purchasers’ Statutory Rights of Withdrawal and Rescission	21
Certificate of the Issuer	C-1
Certificate of the Underwriters	C-2

ABOUT THIS PROSPECTUS

Unless otherwise noted or the context otherwise indicates, “Mogo”, the “Company”, “us” or “we” refer to Mogo Finance Technology Inc. and its subsidiaries and predecessors.

Unless otherwise indicated, the disclosure contained in this short form prospectus assumes that the Over-Allotment Option has not been exercised.

An investor should rely only on the information contained in this short form prospectus and the information incorporated by reference in this short form prospectus. Neither we nor any of the Underwriters have authorized anyone to provide investors with additional or different information. The information contained on mogo.ca is not included in or incorporated by reference into this short form prospectus and prospective investors should not rely on such information when deciding whether or not to invest in the Offered Shares. Any graphs, tables or other information demonstrating our historical performance or of any other entity contained in this short form prospectus or the information incorporated by reference in this short form prospectus are intended only to illustrate past performance and are not necessarily indicative of our future performance or that of any other entity. The information contained in this short form prospectus is accurate only as of the date of this short form prospectus or the date indicated, regardless of the time of delivery of this short form prospectus or of any sale of the Offered Shares.

The Company and the Underwriters are not offering to sell the Offered Shares in any jurisdiction where the offer or sale of such securities is not permitted. For investors outside Canada, neither we nor any of the Underwriters have done anything that would permit the Offering or possession or distribution of this short form prospectus in any jurisdiction where action for that purpose is required, other than in Canada. Investors are required to inform themselves about, and to observe any restrictions relating to, the Offering and the possession or distribution of this short form prospectus.

This short form prospectus and the information incorporated herein by reference include certain trade names and trademarks which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this short form prospectus may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights to these trademarks and trade names.

In this short form prospectus, references to “$” are to Canadian dollars.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Legal and Administrative Officer of Mogo Finance Technology Inc. at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1, telephone: (604) 659-4380, and are also available electronically at www.sedar.com.

Our following documents, filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a)	Our annual information form dated March 7, 2017 (the “AIF”);

(b)	Our audited annual consolidated financial statements for the fiscal year ended December 31, 2016, together with the notes thereto and the independent auditors’ report thereon;

(c)	Our management’s discussion and analysis for the fiscal year ended December 31, 2016 (the “Annual MD&A”);

(d)	Our unaudited interim consolidated financial statement for the three-months ended September 30, 2017;

(e)	Our management’s discussion and analysis for the three months ended September 30, 2017 (the “Q3 MD&A”);

(f)	Our management information circular dated May 1, 2017 prepared in connection with the annual meeting of the shareholders of the Company held on June 7, 2017;

(g)	Our management information circular dated July 31, 2017 prepared in connection with the special meeting of the shareholders of the Company held on September 15, 2017;

(h)	Our material change report dated June 13, 2017 in respect of the Company’s offering of 10% senior secured convertible debentures that closed on June 6, 2017; and

(i)	The term sheet in respect of the Offering dated December 8, 2017 (the “Term Sheet”).

Any documents of the type referred to in Item 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions subsequently filed by us with the various securities commissions or similar authorities in Canada after the date of this short form prospectus and prior to the completion or withdrawal of the Offering will be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not constitute a part of this short form prospectus, except as so modified or superseded.

MARKETING MATERIALS

The Term Sheet is not part of this short form prospectus to the extent that the contents of the Term Sheet have been modified or superseded by a statement contained in this short form prospectus or any amendment. Any “template version” of “marketing materials” (each as defined in National Instrument 41-101 - General Prospectus Requirements) filed after the date of this short form prospectus and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the Term Sheet) is deemed to be incorporated by reference into and form an integral part of this short form prospectus.

FORWARD-LOOKING INFORMATION

This short form prospectus contains “forward-looking information” within the meaning of applicable securities laws in Canada. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “does not expect”, “is expected”, “scheduled”, “estimates”, “outlook”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations (including negative and grammatical variations) of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Discussions containing forward-looking information may be found, among other places, under “Our Business”, “Use of Proceeds”, “Risk Factors” and “Plan of Distribution” and in sections of the documents which are incorporated herein by reference.

This forward-looking information includes, among other things, statements relating to:

•	the Company’s expectations regarding its revenue (including loan interest), expenses and operations, key performance indicators, provision for loan losses (net of recoveries) and delinquencies ratios;

•	the Company’s anticipated cash needs and its needs for additional financing, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities;

•	the Company’s ability to protect, maintain and enforce its intellectual property;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights;

•	the resolution of any legal matters;

•	the Company’s plans for and timing of expansion of its products and services;

•	the Company’s future growth plans;

•	the acceptance by the Company’s customers and the marketplace of new technologies and solutions;

•	the Company’s ability to attract new customers and develop and maintain existing customers;

•	the Company’s ability to attract and retain personnel;

•	the Company’s expectations with respect to advancement of its product offering;

•	the Company’s competitive position and the regulatory environment in which the Company operates;

•	anticipated trends and challenges in the Company’s business and the markets in which it operates; and

•	the completion of the Offering.

This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Given these assumptions, investors should not place undue reliance on this forward-looking information. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail or incorporated by reference in the section entitled “Risk Factors” or elsewhere in, or incorporated by reference into this short form prospectus, including risks relating to:

•	our limited operating history in an evolving industry;

•	our recent, rapid growth;

•	our history of losses;

•	our efforts to expand our market reach and product portfolio;

•	changes in the regulatory environment or in the way regulations are interpreted;

•	privacy;

•	economic conditions;

•	material changes to the interest rate charged to our members and paid to our lenders;

•	disruptions in the credit markets;

•	an increase in member default rates;

•	our negative operating cash flow;

•	our ability to access additional capital through issuances of equity and debt securities;

•	the concentration of our debt funding sources and our ability to access additional capital from those sources;

•	the financial covenants under our credit facilities;

•	security breaches of customers’ confidential information;

•	our ability to collect payment on our loans and maintain accurate accounts;

•	a decline in demand for our products;

•	our products achieving sufficient market acceptance;

•	protecting our intellectual property rights;

•	claims by third parties for alleged infringement of their intellectual property rights;

•	the use of open source software and any failure to comply with the terms of open source licenses;

•	serious errors or defects in our software and attacks or security breaches;

•	the reliability of our credit scoring model;

•	access to reliable third-party data;

•	our risk management efforts;

•	our levels of indebtedness;

•	the adequacy of our allowance for loan losses;

•	exchange rate fluctuations;

•	our marketing efforts and ability to increase brand awareness;

•	member complaints and negative publicity;

•	misconduct and/or errors by our employees and third-party service providers;

•	our ability to collect payment on and service the loans we make to our members;

•	our reliance on data centers to deliver our services and any disruption thereof;

•	competition in our industry;

•	the reliability of information provided by our members;

•	our reliance on key personnel;

•	competition for employees;

•	preserving our corporate culture;

•	risks related to litigation;

•	earthquakes, fire, power outages, flood, and other catastrophic events, and interruption by man-made problems such as terrorism;

•	our discretion in the use of the proceeds of the Offering;

•	volatility in the market price for Common Shares;

•	future sales of our securities by existing shareholders causing the market price for Common Shares to fall;

•	no cash dividends for the foreseeable future;

•	our trading price and volume declining if analysts publish inaccurate or unfavourable research about us or our business;

•	risks related to operating in the cryptocurrency industry; and

•	the other factors discussed under “Risk Factors” in the AIF.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Risk Factors” should be considered carefully by readers.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this short form prospectus and in the information incorporated by reference in this short form prospectus represents our expectations as of the date of this short form prospectus (or as the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws in Canada.

All of the forward-looking information contained in this short form prospectus and in the information incorporated by reference in this short form prospectus is expressly qualified by the foregoing cautionary statements. Investors should read this entire prospectus and consult their own professional advisors to ascertain and assess the income tax, legal, risk factors and other aspects of their investment in the Common Shares.

OUR COMPANY

Business of the Company

Mogo is a Vancouver-based financial technology company, focused on building the best digital financial services experience for the next generation of Canadians. Mogo’s platform currently delivers five innovative products designed to help consumers get in control of their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to free credit score monitoring, identity fraud protection, the Mogo Platinum Prepaid Visa® Card, mortgages and personal loans. The platform was engineered to deliver multiple financial products at scale and enable the launch of additional new innovative products, including the Company’s recently launched MogoProtect product and its recently announced MogoCrypto account which is expected to launch early in 2018. With more than 500,000 members and growing, Mogo continues to execute on its vision of becoming the financial brand for the next generation of Canadians.

Corporate Structure

Mogo Finance Technology Inc. was incorporated under the Company Act (British Columbia) on August 26, 2003 as 675909 B.C. Ltd. and transitioned under the Business Corporations Act (British Columbia) on May 4, 2005. Our name was changed several times, the last of which occurred on June 1, 2012 when our name was changed from “Hornby Management Inc.” to the current name, “Mogo Finance Technology Inc.” Our head office is located at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1 and our registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

Mogo has a number of direct and indirect subsidiaries including the following material subsidiaries, each of which is wholly owned by Mogo:

•	Mogo Financial (B.C.) Inc. was incorporated under the laws of the Province of British Columbia on September 11, 2003 and operated Mogo’s stores in British Columbia until April 2016.

•	Mogo Financial (Alberta) Inc. was incorporated under the laws of the Province of Alberta on September 15, 2003 and operates a portion of Mogo’s online lending platform in Alberta, and operated Mogo’s stores in Alberta until April 2016.

•	Mogo Financial Inc. was incorporated under the laws of the Province of Manitoba on September 10, 2003 and operates Mogo’s online lending platform in Ontario, Alberta and British Columbia.

•	Mogo Financial (Ontario) Inc. was incorporated under the laws of the Province of Ontario on September 15, 2003 and operated Mogo’s stores in Ontario until April 2016.

•	Mogo Mortgage Technology Inc. was incorporated under the laws of the Province of British Columbia on April 22, 2016 and operates Mogo’s online mortgage brokerage platform.

•	Mogo Block Technology Inc. was incorporated under the laws of the Province of British Columbia on November 23, 2017 and will operate Mogo’s new products and features based on blockchain technology and cryptocurrencies, including the recently announced MogoCrypto account.

DESCRIPTION OF SHARE CAPITAL

The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles (“Articles”).

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares of the Company (the “Preferred Shares”). As at the date hereof, there are 18,504,399 Common Shares and no Preferred Shares issued and outstanding. Upon completion of the Offering, there will be 22,254,399 Common Shares issued and outstanding (22,816,899 Common Shares if the Over-Allotment Option is exercised in full).

Each Common Share entitles its holder to notice of and to one vote at all meetings of the Company’s shareholders. Each Common Share is also entitled to receive dividends if, as and when declared by the Company’s Board of Directors (the “Board”). Holders of common shares are entitled to participate in any distribution of the Company’s net assets upon liquidation, dissolution or winding-up of the Company on an equal basis per share.

Advance Notice Provisions

We have included certain advance notice provisions with respect to the election of our directors in our Articles (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days and not more than 65 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date.

PRIOR SALES

The following table summarizes all our issuances of Common Shares or any other securities convertible into or exchangeable for Common Shares in the twelve-month period preceding the date of this short form prospectus:

		Number of	Average
		Securities	Issuance/Exercise
Date of Issuance	Nature of Issuance	Issued	Price per Security

November 30, 2017	Common Share issuance for interest payment on 10% Convertible Senior Secured Debentures	122,655	$5.93

June 6, 2017	10% Convertible Senior Secured Debentures	15,000	$1,000

May 23, 2017	Common Share issuance on exercise of Options	2,000	$3.21
June 5, 2017	Common Share issuance on exercise of Options	10,881	$3.21
June 26, 2017	Common Share issuance on exercise of Options	293	$2.10
June 30, 2017	Common Share issuance on exercise of Options	5,000	$2.10
July 21, 2017	Common Share issuance on exercise of Options	5,000	$2.10
July 24, 2017	Common Share issuance on exercise of Options	4,930	$2.10
August 15, 2017	Common Share issuance on exercise of Options	2,083	$3.21
August 23, 2017	Common Share issuance on exercise of Options	750	$3.21
August 23, 2017	Common Share issuance on exercise of Options	125	$1.78
October 27, 2017	Common Share issuance on exercise of Options	885	$2.45
October 27, 2017	Common Share issuance on exercise of Options	5,625	$1.78
November 10, 2017	Common Share issuance on exercise of Options	271	$1.78
November 28, 2017	Common Share issuance on exercise of Options	15,000	$1.89
November 28, 2017	Common Share issuance on exercise of Options	5,276	$3.21
November 28, 2017	Common Share issuance on exercise of Options	2,187	$1.78

January 5, 2017	Common Share issuance on vesting of restricted stock units	18,748	$1.98	(1)
June 26, 2017	Common Share issuance on vesting of restricted stock units	8,334	$4.15	(1)
August 17, 2017	Common Share issuance on vesting of restricted stock units	14,146	$3.65	(1)

December 14, 2016	Option grant	13,250	$1.98
February 14, 2017	Option grant	100,000	$2.31
March 8, 2017	Option grant	61,550	$3.07
May 9, 2017	Option grant	4,600	$3.95
June 6, 2017	Option grant	27,000	$4.33
June 7, 2017	Option grant	200,000	$4.44
August 17, 2017	Option grant	25,000	$3.65
September 27, 2017	Option grant	356,500	$4.21
November 13, 2017	Option grant	53,850	$5.88

June 6, 2017	Grant of restricted stock units	5,000	N/A(1)
August 18, 2017	Grant of restricted stock units	65,500	N/A(1)

(1)	Restricted stock units (“RSUs”) are granted under the Company’s Restricted Stock Unit Plan. The issuance price is determined upon the issuance of the underlying Common Shares upon vesting of RSUs.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSX under the symbol “MOGO”. On December 12, 2017, the last trading day prior to the date of this preliminary short form prospectus, the closing price of the Common Shares on the TSX was $7.91 per Common Share. The following table shows the monthly range of high and low prices per Common Share at per month, as well as total monthly volumes of the Common Shares traded on the TSX on a monthly basis for each of the last twelve months:

Month	High	Low	Volume
December 1 - 12, 2017	$8.39	$6.84	2,213,241
November 2017	$8.59	$4.99	3,891,896

Month	High	Low	Volume
October 2017	$6.47	$3.60	1,791,803
September 2017	$4.14	$3.51	479,306
August 2017	$4.69	$3.39	1,044,719
July 2017	$4.81	$4.075	694,055
June 2017	$5.00	$3.80	2,709,128
May 2017	$4.58	$3.18	3,339,147
April 2017	$4.01	$2.91	3,620,506
March 2017	$3.65	$2.68	2,502,749
February 2017	$4.10	$2.25	2,364,192
January 2017	$2.50	$1.90	725,058
December 2016	$2.08	$1.71	581,735
November 2016	$2.25	$1.38	1,106,728

USE OF PROCEEDS

The estimated net proceeds from the sale of the Offered Shares will be approximately $24,175,000, after deducting the Underwriters’ commission of $1,575,000 and the expenses of the Offering which are estimated to be approximately $500,000.

Mogo intends to use the net proceeds from the Offering for the development of its next generation digital platform and new product launches, and including working capital and other general corporate purposes.

Pending such application of the net proceeds of the Offering, Mogo may elect to invest such funds, in whole or in part, in short-term investment-grade securities or bank deposits.

The Company intends to use the estimated net proceeds as stated in this short form prospectus; however, there may be circumstances where, for sound business reasons, a reallocation of proceeds may be deemed prudent or necessary. For example, some portion of the net proceeds could be used to fund strategic acquisition opportunities in order to accelerate one or more of the Company’s existing products and/or add additional products that complement its consumer facing digital platform, should any such opportunities arise.

The Company had negative cash flow from operations for the year ended December 31, 2016 and for the three-month period ended September 30, 2017. However, one of the key performance indicators that Mogo uses to manage its business and evaluate its financial results and operating performance is “cash provided by (used in) operating activities before investment in loans receivable”. Using this metric, the Company has generated positive cash flow from operations before investment in loans receivable and all operating expenses, including interest expenses, have been funded internally. See “Non-IFRS Financial Measures” in the Annual MD&A and the Q3 MD&A.

PLAN OF DISTRIBUTION

General

Pursuant to the terms and conditions of the Underwriting Agreement, we have agreed to issue and sell and the Underwriters have severally agreed to purchase on Closing an aggregate of 3,750,000 Offered Shares at a price of $7.00 per Offered Share, payable in cash to us against delivery of the Offered Shares for aggregate gross proceeds of $26,250,000. In consideration for their services in connection with the Offering, we have agreed to pay the Underwriters a commission equal to $0.42 per Offered Share (being 6% of the Offering Price), including any Additional Offered Shares forming part of the Over-Allotment Option. It is estimated that the total expenses of the Offering, not including the Underwriters’ commission, will be approximately $500,000.

The Offering Price of $7.00 per Offered Share was determined by negotiation between the Company and the Co-Lead Underwriters and the Underwriters propose to offer the Offered Shares initially at the Offering Price. Pursuant to applicable securities laws, after the Underwriters have made a reasonable effort to sell all of the Offered Shares at the price specified on the cover page of this short form prospectus, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page of this short form prospectus, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the price paid by the Underwriters to the Company. Any such reduction will not affect the net proceeds received by the Company. The Underwriters may form a selling group including other qualified investment dealers and determine the fee payable to the members of such group, which fee will be paid by the Underwriters out of their fees.

The Company has granted to the Underwriters the Over-Allotment Option, which is exercisable, in whole or in part, at any time for a period of 30 days after Closing to purchase from the Company up to 562,500 Additional Offered Shares (representing 15% of the aggregate number of Offered Shares sold in the Offering) on the same terms as set forth above for the purpose of covering the Underwriters’ over-allocation position, if any, and consequent market stabilization. This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Offered Shares upon the exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires such Common Shares under this short form prospectus, regardless of whether the Underwriters’ over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Under the terms of the Underwriting Agreement, the Underwriters may, at their discretion, terminate the Underwriting Agreement upon the occurrence of certain events, including “material change out”, “disaster out” and “breach out” clauses. The Underwriters are, however, severally obligated to take up and pay for all of the Offered Shares that they have agreed to purchase if any of the Offered Shares are purchased under the Underwriting Agreement.

The Company has applied to list the Offered Shares on the TSX. This listing will be subject to the Company fulfilling all of the listing requirements of the TSX.

Under applicable securities laws in Canada, certain persons and individuals, including the Company and the Underwriters, have statutory liability for any misrepresentation in this short form prospectus, subject to available defences. The Company has agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities, including, without restriction, civil liabilities under securities legislation in Canada, and to contribute to any payments that the Underwriters may be required to make in respect thereof.

Subscriptions for Common Shares will be received subject to rejection or allocation in whole or in part and the right is reserved to close the subscription books at any time without notice. The Closing is expected to occur no later than December 28, 2017 or such other date as we and the Underwriters may agree.

The Offered Shares have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States, except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Each Underwriter has agreed that it will not offer or sell Offered Shares within the United States, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

The Underwriting Agreement permits the Underwriters, acting through their registered United States broker-dealer affiliates, to offer and resell the Offered Shares that they have acquired pursuant to the Underwriting Agreement in the United States to “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act) in accordance with Rule 144A under the U.S. Securities Act and in compliance with similar exemptions under applicable state securities laws. The Underwriters may also offer and sell Common Shares outside the United States in accordance with Regulation S under the U.S. Securities Act. The Common Shares that are sold in the United States will be restricted securities within the meaning of Rule 144(a)(3) of the U.S. Securities Act and may only be offered, sold or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act.

This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States. In addition, until 40 days after commencement of the Offering, an offer or sale of Common Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration provisions of the U.S. Securities Act unless such offer is made pursuant to an exemption from registration under the U.S. Securities Act and similar exemptions under applicable state securities laws.

In connection with the Offering, certain of the Underwriters or securities dealers may distribute this short form prospectus electronically.

Price Stabilization, Short Positions and Passive Market Making

In connection with the Offering, the Underwriters may, subject to applicable law, over-allocate or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Shares while the Offering is in progress. These transactions may also include over-allocating or making short sales of the Common Shares, which involves the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market compared with the price at which they may purchase Offered Shares from the Company through the Over-Allotment Option.

The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market. Any naked short sales will form part of the Underwriters’ over-allocation position. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position resulting from any covered short sales or naked short sales will, in each case, acquire such Common Shares under this short form prospectus, regardless of whether the Underwriters’ over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

In addition, in accordance with rules and policy statements of certain Canadian securities regulatory authorities and the Universal Market Integrity Rules for Canadian Marketplaces (“UMIR”), the Underwriters may not, at any time during the period of distribution, bid for or purchase securities of the Company. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the TSX, including UMIR, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

As a result of these activities, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on any stock exchange on which the Common Shares are listed, in the over-the-counter market, or otherwise.

Non-Certificated Inventory System

No certificates representing the Offered Shares will be issued to purchasers under this short form prospectus. Registration will be made in the depository service of CDS, or to its nominee, and electronically deposited with CDS on the Closing Date. Each purchaser of Offered Shares will receive only a customer confirmation of purchase from the participants in the CDS depository service (“CDS Participants”) from or through which such Offered Shares are purchased, in accordance with the practices and procedures of such CDS Participant. Transfers of ownership of Common Shares in Canada will be effected through records maintained by the CDS Participants, which include securities brokers and dealers, banks and trust companies. Indirect access to the CDS book entry system is also available to other institutions that maintain custodial relationships with a CDS Participant, either directly or indirectly.

Lock-Up Arrangements

Pursuant to the Underwriting Agreement, the Company has agreed that it will not, for a period of 90 days following the Closing Date of the Offering, directly or indirectly, without the prior written consent of the Co-Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld, offer, sell or issue any Common Shares of the Company or securities convertible into Common Shares, excluding: (i) Common Shares issued in conjunction with the grant or exercise of share purchase options and other similar issuances pursuant to the share purchase incentive plan of the Company and other share compensation arrangements; (ii) the issuance of securities pursuant to the exercise or conversion of securities of the Company outstanding on December 13, 2017; (iii) the issuance of securities as part of an acquisition by the Company; (iv) the exercise of the Over-Allotment Option; (v) the issuance of securities in connection with the payment of interest under outstanding debentures; and (vii) the issuance or sale of securities in connection with a strategic transaction.

It is a condition of the Offering that senior management and directors of the Company will agree, in lock-up agreements to be executed concurrently with the closing of the Offering, for a period of 90 days following the closing of the Offering, not to, directly or indirectly, offer, sell, dispose of or otherwise monetize the economic value of any Common Shares beneficially owned by such shareholder, subject to the following exceptions: (i) if the Company receives an offer, which has not been withdrawn, to enter into a transaction or arrangement, or proposed transaction or arrangement, pursuant to which, if entered into or completed substantially in accordance with its terms, a party could, directly or indirectly acquire an interest (including an economic interest) in, or become the holder of, 100% of the Common Shares in the Company, whether by way of takeover offer, plan of arrangement, shareholder-approved acquisition, capital reduction, share buy back, securities issue, reverse takeover, dual-listed company structure or other synthetic merger, transaction or arrangement; (ii) in respect of sales to affiliates of such shareholder; and (iii) as a result of the death of any individual shareholder.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the consolidated share and loan capital of Mogo from September 30, 2017 to the date of this short form prospectus. The consolidated capitalization of Mogo as at September 30, 2017 after giving effect to the Offering and the anticipated use of net proceeds of the Offering will result in an increase in the share capital of Mogo equal to the aggregate amount of the Offered Shares and a corresponding increase in the cash position of Mogo. None of the net proceeds of the Offering will be used to reduce Mogo’s existing long-term debt.

RISK FACTORS

Prospective investors should carefully consider the risks described below, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this short form prospectus, and all other information contained in this short form prospectus and the information incorporated by reference in this short form prospectus (and in particular, the risk factors under the heading “Risk Factors” beginning at page 17 of the AIF) before purchasing Offered Shares. The risks and uncertainties described in this short form prospectus and the information incorporated by reference herein are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of the Common Shares could be materially and adversely affected. In all these cases, the trading price of the Common Shares could decline, and prospective investors could lose all or part of their investment.

Risks Related to the Offering and Ownership of Our Shares

Use of Proceeds

The Company currently intends to allocate the net proceeds of the Offering as described under “Use of Proceeds” in this short form prospectus. However, management will have the discretion in the actual application of the net proceeds of the Offering, and may elect to allocate the proceeds differently from that described in “Use of Proceeds” if it is believed it would be in the best interests of the Company to do so as circumstances change. The failure by management to apply these funds effectively could have a material adverse effect on the business of the Company.

The market price for our Common Shares may be volatile and your investment could suffer a decline in value.

The market price of our Common Shares could be subject to significant fluctuations after the Offering, and it may decline below the Offering Price. Some of the factors that may cause the market price of our Common Shares to fluctuate include:

•	volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	short sales, hedging and other derivative transactions in our Common Shares;

•	litigation or regulatory action against us;

•	investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with Canadian securities regulators, including our financial statements;

•	publication of research reports or news stories about us, our competitors or our industry;

•	positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in general political, economic, industry and market conditions and trends;

•	sales of our Common Shares by existing shareholders;

•	recruitment or departure of key personnel;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and

•	the other risk factors described in this section of this short form prospectus.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Common Shares by those institutions, which could materially adversely affect the trading price of the Common Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our operations and the trading price of the Common Shares may be materially adversely effected.

In addition, broad market and industry factors may harm the market price of our Common Shares. Hence, the price of our Common Shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our Common Shares regardless of our operating performance. In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, and our management’s attention and resources could be diverted and it could harm our business, operating results and financial condition.

Future sales of our securities by existing shareholders or optionholders or by us could cause the market price for our Common Shares to fall.

Sales of a substantial number of our Common Shares in the public market could occur at any time after the expiration of the 90-day contractual lock-up period described in the “Plan of Distribution - Lock-up Arrangements” section of this short form prospectus. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could significantly reduce the market price of our Common Shares and the market price could decline below the Offering Price. We cannot predict the effect, if any, that future public sales of these securities or the availability of these securities for sale will have on the market price of our Common Shares. If the market price of our Common Shares was to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investments.

After the Closing, we will have 22,254,399 Common Shares outstanding (assuming no exercise of the Over-Allotment Option). Pursuant to the Underwriting Agreement, we and certain of our directors and officers have agreed that we will not, directly or indirectly, without the prior written consent of the Co-Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld, issue, offer, sell, grant any option to purchase or otherwise dispose of (or announce any intention to do so) any of our equity securities, or securities convertible or exchangeable into our equity securities for a period commencing on the Closing Date and ending 90 days after the Closing Date, subject to certain exceptions. Following the expiration of the 90-day period, the Common Shares that will be outstanding immediately following completion of the Offering will be available for sale in the public markets subject to restrictions under applicable securities laws in Canada. In addition, the Company has outstanding options to acquire Common Shares and debentures which are convertible into Common Shares. The Common Shares issuable upon the exercise of these options and the conversion of these debentures, will, to the extent permitted by any applicable vesting requirements, lock-up agreements and restrictions under applicable securities laws in Canada, also become eligible for sale in the public market.

Further, we cannot predict the size of future issuances of our Common Shares or the effect, if any, that future issuances and sales of our Common Shares will have on the market price of our Common Shares. Sales of substantial amounts of our Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Common Shares.

We do not expect to pay any cash dividends for the foreseeable future.

We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with applicable law and any contractual provisions, including under agreements for indebtedness we may incur, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our Board deems relevant.

Our operations have generated negative cash flows in the past.

The Company had negative cash flow from operations for the year ended December 31, 2016 and for the three-month period ended September 30, 2017. Operational expenses are funded through positive cash flow from operations before investment in loans receivable. Accordingly, the Company has no plans to use any of the proceeds of the Offering to fund operating expenses. However, if the Company does not generate positive cash flow from operations before investment in loans receivable, there could be a material and adverse effect on our financial condition or results of operations.

If securities or industry analysts cease to publish research reports or publish inaccurate or unfavorable research about us or our business, our trading price and volume could decline.

The trading market for our Common Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our Common Shares or publish inaccurate or unfavorable research about our business, our trading price may decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Common Shares could decrease, which could cause our trading price and volume to decline.

General Cryptocurrency Risks

Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be subject to fraud and failures

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, commodities or currencies. For example, during the past three years, a number of bitcoin exchanges have closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed exchanges were not compensated or made whole for partial or complete losses of their account balances. While smaller exchanges are less likely to have the infrastructure and capitalization that may provide larger exchanges with some stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action. The Company does not maintain any insurance to protect from such risks, and does not expect any insurance for customer accounts to be available (such as federal deposit insurance) at any time in the future, putting customer accounts at risk from such events.

When cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, such events could result in a reduction in cryptocurrency prices or confidence and impact the success of the Company and have a material adverse effect on the ability of the Company to pursue opportunities in the cryptocurrency space, which could have an adverse effect on the business, prospects or operations of the Company.

Regulatory changes or actions may restrict the use of cryptocurrencies in a manner that adversely affects the Company’s business, prospects or operations.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies, with certain governments deeming them illegal while others have allowed their use and trade. On-going and future regulatory actions may impact the ability of the Company to operate in the cryptocurrency space, which could have an adverse effect on the business, prospects or operations of the Company.

The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine or hold for others is impossible to predict, and such change could have a material adverse effect on the ability of the Company to pursue opportunities in the cryptocurrency space, which could have an adverse effect on the business, prospects or operations of the Company.

Governments may in the future curtail or outlaw the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. Similar actions by governments or regulatory bodies (such as an exchange on which the Company’s securities are listed, quoted or traded) could result in restriction of the acquisition, ownership, holding, selling, use or trading in the Company’s securities. Such a restriction could affect our ability to raise new capital or maintain a securities listing with an exchange (such as the Company’s current listing with the TSX) which would have a material adverse effect on the business, prospects or operations of the Company and harm investors in the Company’s securities.

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur and is unpredictable. The factors include, but are not limited to:

•	Continued worldwide growth in the adoption and use of cryptocurrencies;

•	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

•	Changes in consumer demographics and public tastes and preferences;

•	The maintenance and development of the open-source software protocol of the network;

•	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•	General economic conditions and the regulatory environment relating to digital assets; and

•	Negative consumer sentiment and perception of bitcoin specifically and cryptocurrencies generally.

Such events would have a material adverse effect on the ability of the Company to continue to pursue this segment, which would have an adverse effect on the business, prospects or operations of the Company.

Banks, financial institutions and insurance providers may not provide banking and/or insurance services, or may cut off such services, to businesses that provide cryptocurrency-related services.

A number of companies that provide bitcoin and/or other cryptocurrency-related services have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions. We also may be unable to obtain or maintain these services for our business.

Given the novelty of the cryptocurrency space, insurance may not be available, may be uneconomical or the nature or level may be insufficient to provide adequate insurance coverage. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the Company.

The price of the Company’s shares could be subject to wide price swings since the value of cryptocurrencies may be subject to pricing risk and have historically been subject to wide swings in value.

The price of the Company’s shares may be subject to arbitrary pricing factors that are not necessarily associated with traditional factors that influence stock prices or the value of non-cryptocurrency assets such as revenue, cash flows, profitability, growth prospects or business activity levels since the value and price, as determined by the investing public, may be influenced by future anticipated adoption or appreciation in value of cryptocurrencies or the blockchain generally, factors over which the Company has little or no influence or control.

Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of cryptocurrencies, or the Company or its share price, inflating and making their market prices more volatile or creating “bubble” type risks.

As a result, the value of the Company’s securities, and the value of cryptocurrencies generally may be more likely to fluctuate due to changing investor confidence in future appreciation (or depreciation) in market prices, profits from related or unrelated investments or holdings of cryptocurrency. Such factors or events could have a material adverse effect on the ability of the Company to pursue opportunities in the cryptocurrency space, which could have an adverse effect on the business, prospects or operations of the Company, and could potentially affect the value of any cryptocurrencies the Company may acquire for its own account.

The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain.

Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the Company’s ability to pursue opportunities in the cryptocurrency space.

As an alternative to gold or fiat currencies that are backed by central governments, cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is uncertain but could be harmful to the Company and investors in the Company’s securities. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Such events would have a material adverse effect on the ability of the Company to pursue opportunities in the cryptocurrency space, which could have an adverse effect on the business, prospects or operations of the Company and potentially the value of any cryptocurrencies the Company may acquire for its own account.

Acceptance and/or widespread use of cryptocurrency is uncertain

Currently, there is relatively small use of bitcoin and/or other cryptocurrencies in the retail and commercial marketplace for goods or services. In comparison, there is relatively large use by speculators contributing to price volatility.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. Such lack of acceptance or decline in acceptances could affect the long-term value of the cryptocurrencies which would have a material adverse effect on the ability of the Company to pursue opportunities in the cryptocurrency space, which could have an adverse effect on the business, prospects or operations of the Company and potentially the value of any cryptocurrencies the Company may acquire for its own account.

Possibility of the cryptocurrency algorithm transitioning to proof of stake validation and other mining related risks

Proof of stake is an alternative method in validating cryptocurrency transactions. Should the algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example from lower priced electric, processing, real estate, or hosting) less competitive. The Company, which does not presently own or operate a mining facility, may be exposed to risk if it owns or acquires such a facility in the future, but may still be impacted to the extent that counterparties with which the Company interacts are affected. Such events would have a material adverse effect on the ability of the Company to pursue opportunities in the cryptocurrency space, which could have an adverse effect on the business, prospects or operations of the Company and potentially the value of any cryptocurrencies the Company may acquire for its own account.

If a malicious actor or botnet obtains control of more than 50% of the processing power on a cryptocurrency network, such actor or botnet could manipulate the blockchain to adversely affect the Company which would adversely affect an investment in the Company or the ability of the Company to operate.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining a cryptocurrency, it may be able to alter the blockchain on which transactions of cryptocurrency resides and rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new units or transactions using such control. The malicious actor could “double-spend” its own cryptocurrency (i.e., spend the same bitcoins in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the network or the cryptocurrency community did not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible. The foregoing description is not the only means by which the entirety of the blockchain or cryptocurrencies may be compromised, but is only an example.

Although there are no known reports of malicious activity or control of the blockchain achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold in bitcoin. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of bitcoin transactions. To the extent that the bitcoin ecosystem, and the administrators of mining pools, do not act to ensure greater decentralization of bitcoin mining processing power, the feasibility of a malicious actor obtaining control of the processing power will increase. Such lack of controls and responses to such circumstances would have a material adverse effect on the ability of the Company to pursue opportunities in the cryptocurrency space, which could have an adverse effect on the business, prospects or operations of the Company and potentially the value of any cryptocurrencies the Company may acquire for its own account and harm investors.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The Canadian federal income tax consequences of acquiring, holding or disposing of the Company’s Common Shares may vary according to the status of the investor, the jurisdictions in which he, she or it resides or carries on business, and his, her or its own particular circumstances. Each investor should seek independent advice regarding the Canadian federal income tax consequences applicable to his, her or its own particular circumstances.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, our counsel, and Goodmans LLP, counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) in force on the date of this short form prospectus, provided that they are listed on a designated stock exchange in Canada (which currently includes the TSX), the Offered Shares, if issued on the date hereof, would be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a deferred profit sharing plan (“DPSP”), a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”) or a tax-free savings account (“TFSA” and together with a RRSP, RRIF, DPSP, RESP and RDSP, “Deferred Plans”), each as defined in the Tax Act.

Notwithstanding that the Offered Shares may be a qualified investment for a trust governed by a TFSA, RRSP or RRIF, the holder of a TFSA or the annuitant of a RRSP or RRIF, as the case may be, will be subject to a penalty tax in respect of Offered Shares if such Offered Shares are a “prohibited investment” for such trust within the meaning of the Tax Act. The Offered Shares will generally not be a “prohibited investment” provided that the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be: (i) does not have a “significant interest” in Mogo, within the meaning of the prohibited investment rules in the Tax Act, and (ii) deals at arm’s length with Mogo for purposes of the Tax Act. In addition, the Offered Shares will not be a prohibited investment if they are “excluded property” as defined in the Tax Act.

On March 22, 2017, the Minister of Finance (Canada) announced proposals (the “Tax Proposals”) to amend the Tax Act to extend the prohibited investment rules to RESPs and RDSPs, and the subscribers and holders thereof, respectively. The Tax Proposals are reflected in draft legislation released on September 8, 2017 and if enacted as currently proposed, will apply to transactions occurring and investments acquired after March 22, 2017, subject to certain transitional rules.

Prospective purchasers who intend to hold their Offered Shares in Deferred Plans should consult their own tax advisors regarding their own particular circumstances.

LEGAL MATTERS

The matters referred to under “Eligibility for Investment”, as well as certain other legal matters relating to the issue and sale of the Offered Shares, will be passed upon on our behalf by Stikeman Elliott LLP and on behalf of the Underwriters by Goodmans LLP. As at the date of this short form prospectus, the partners and associates of each of Stikeman Elliott LLP and Goodmans LLP beneficially own, directly and indirectly, less than 1% of our issued and outstanding securities or securities of our affiliates or associates.

LEGAL PROCEEDINGS

We are, from time to time, involved in legal proceedings of a nature considered normal to our business. We believe that none of the litigation in which we are currently involved, or have been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition or results of operations.

AUDITOR, TRANSFER AGENT AND REGISTRAR

MNP LLP, Chartered Professional Accountants, is our auditor and has confirmed that it is independent of the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Manitoba.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limits prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE ISSUER

Dated: December 13, 2017

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada except Québec.

(Signed) David Feller	(Signed) Gregory Feller
Chief Executive Officer	President and Chief Financial Officer

On behalf of the Board of Directors

(Signed) Ron Patterson	(Signed) Tom Liston
Director	Director

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CERTIFICATE OF THE UNDERWRITERS

Dated: December 13, 2017

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada except Québec.

Cormark Securities Inc.		Canaccord Genuity Corp.

(Signed) Marwan Kubursi		(Signed) Michael Lauzon

BMO Nesbitt Burns Inc.	Eight Capital	Mackie Research Capital
Corporation

(Signed) Carter Hohmann	(Signed) Eyal Ofir	(Signed) David Keating

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